

April 8, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Ethereum Trust (ETH)
Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Ethereum Trust (ETH)**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2024**
> **File No. 000-56193**

Dear Michael Sonnenshein:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 19, 2024

Proposal 2, page 8

1. Please refer to your proposal on staking and staking consideration and address the following:
   - Tell us and revise your consent solicitation to describe your staking plans and the timelines for when you will begin participating in staking, including the means by which you would stake your ether (e.g., running your own validator node or delegating to a third-party).
   - Revise your consent solicitation to include a more fulsome discussion of the material risks to the Trust and its shareholders associated with staking, including those relating to the means by which you would stake your ether.
   - Revise your consent solicitation to describe the "certain conditions" and "certain requirements" that must be satisfied in order for the Trust to engage in staking and how the Trust will ensure that there is sufficient certainty that those conditions and requirements can be met.

- Considering the exchange's pending listing standard application under Rule 19b-4 to convert the Trust to a spot ether exchange-traded product and the reference in your proposal to maintaining parity with any similarly situated investment products that provide for the staking of ether, advise whether you plan to wait until that conversion is completed and trading on an exchange has commenced to begin staking.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Dan Gibbons